STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

July 27, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	A&Q Alternative Fixed-Income Strategies Fund LLC
File Nos. 333-194092 and 811-21117

Dear Ms. Dubey:

On behalf of A&Q Alternative Fixed-Income Strategies Fund LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), provided by you to me by telephone on July 7, 2015.  The comments of the Staff relate to Post-Effective Amendment No. 3 to the Fund's Registration Statement (the "Registration Statement") on Form N-2 under the Securities Act of 1933, as amended (also constituting Amendment No. 26 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended ) (the "Amendment"), filed on May 29, 2015.

Set forth below is a summary of the Staff's comments and the Fund's responses thereto.  Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.

PROSPECTUS

Cover Page

Comment 1.                      We note that the cover page is over two pages long.  Item 1.2. of Form N-2 states that "the cover page may include other information if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information."  Please summarize the cover page disclosure.

Response 1.                      The cover page disclosure will be revised in such a manner so as to ensure that the cover page is approximately two pages long.  We wish to note that the cover page text expanded significantly as a result of adding the bolded and bulleted disclosure under the caption "Risk; Restrictions on Transfer; No Trading Market," which was added to the Fund's cover page in response to comments of the staff relating to Post-Effective Amendment No. 1 to the Fund's Registration Statement, filed on February 27, 2015.

Summary of Fund Expenses

Comment 2.                      Please submit a completed fee table and Example calculation in the next pre-effective amendment for us to review.  We may have additional comments upon reviewing the fee table and Example calculations.

Response 2.                      Please see the below completed fee table and expense example.

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.  The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the Investment Fund level.

Investor Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.01%

Annual Expenses (as a percentage of net assets attributable to Units)
Management Fee	1.45%
Interest Payments on Borrowed Funds(3)	0.00%
Other Expenses (including Administrator Fee: 0.30%)	1.22%
Acquired Fund Fees and Expenses (Investment Fund fees and expenses)(4)	6.60%
Total Annual Expenses(5)	9.27%
___________________________
(1)	Generally, the stated minimum initial investment in the Fund is Units with an initial value of at least $50,000, which minimum may be reduced for certain investors. Investments may be subject to a waivable sales load of up to 2%. See "Plan of Distribution."

(2)	While the Fund does not impose any charges on a repurchase of Units in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	Reflects an estimate for the fiscal year ending March 31, 2016. The Fund's interest expense for the period from January 1, 2015 to March 31, 2015 and for the year ended December 31, 2014 was $456 and $5,396, respectively.

(4)	Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest, based upon average net assets of the Fund for the period from January 1, 2015 to March 31, 2015 of approximately $141 million, plus anticipated net proceeds of approximately $821 million from this offering. Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings. The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to range from 0% to 25% of net profits. The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The Adviser estimates that approximately 2.08% (as a percentage of the net assets attributable to Units) of the 6.60% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 4.52% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(5)	Reflects an estimate for the fiscal year ending March 31, 2016, based upon the Fund's expenses for the year ended December 31, 2014 and the period from January 1, 2015 to March 31, 2015. Total annual expenses shown in the table will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund.  The annual "Other Expenses" shown above are estimated for the current fiscal year based on average net assets of the Fund for the period from January 1, 2015 to March 31, 2015 of approximately $141 million.  "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").  For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$109	$276	$428	$756

___________________
* Without the sales load, the expenses would be: $91 (1 Year), $261 (3 Years), $417 (5 Years) and $751 (10 Years).

The example is based on the fees and expenses set forth in the table above and should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown).  Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

For a hypothetical $50,000 investment in the Fund at the Fund's inception through March 31, 2015, net gain would be approximately $49,225.

The Fund's total return for the period from August 1, 2002 (commencement of operations) to March 31, 2015 was 98.45%, and does not reflect deduction of a sales load.  If deduction of a sales load had been reflected, the total return for the period would have been lower.

Risk Factors—Employing a "Fund of Funds" Strategy Involves Risks Not Present in Direct Investment Programs

Comment 3.                      The last sentence of the second paragraph states that the Fund may suspend calculation of its net asset value during periods when an emergency exists as a result of which it is not reasonably practicable for the Fund to fairly determine the value of its net assets, and at any other time determined by the Board.  Please disclose that the Fund will also suspend sales of Units if it suspends calculation of its net asset value.  See Section 23(b) of the 1940 Act.

Response 3.                      The disclosure will be revised to read as follows:  "The Fund may suspend the calculation of its net asset value, and sales of its Units, during periods when an emergency exists . . . ."

Management of the Fund—Adviser and Administrator

Comment 4.                      The first paragraph states that a discussion of the basis for the Board's approving the Investment Management Agreement is available in the Fund's most recent annual report to investors.  Please specify the period covered by the semi-annual report.  See Item 9.1.b.(4) of Form N-2.

Response 4.                      As discussed further with Ms. Dubey of the staff, it is our understanding that this comment has been waived.

The Board considers annually the renewal of the Fund's Investment Management Agreement at its September meeting, and a discussion of the basis for the approval is included in the Fund's annual reports for the periods ended March 31, which are filed with the SEC in early June.  The period covered by the "most recent" annual report will vary based on the date of an investor's investment in the Fund.  For example, if an investor subscribes to the Fund in January 2016, the "most recent" annual report would be the one for the period ended March 31, 2015.  If, however, an investor subscribes to the Fund in July 2016, the "most recent" annual report would be the one for the period ended March 31, 2016.

STATEMENT OF ADDITIONAL INFORMATION

Repurchases and Transfers of Units—Involuntary Repurchases

Comment 5.                      The disclosure includes six bullets that set forth when the Fund may repurchase Units.  Please explain to us how the Fund's ability to repurchase Units in these situations is consistent with Rule 23c-2 under the 1940 Act, which requires, among other things, that a closed-end fund redeem shares in a "manner as will not discriminate unfairly against any holder of the securities of such class or series."

Response 5.                      The bullet points under this caption will be deleted, and the first sentence will be revised to read as follows:  "The Fund may, at any time, repurchase from investors involuntarily Units at their then net asset value ~~if:~~ in accordance with the LLC Agreement and Section 23 of the Investment Company Act, and any applicable rules thereunder."

*     *     *     *     *     *     *     *

Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:  Gary L. Granik